

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 14, 2009

VIA U.S. MAIL

Mr. Jeffrey Andreson
Vice President, Finance and Administration, Chief Financial Officer
Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054

>   **Re: Intevac, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed March 4, 2009**
>   **File No. 000-26946**

Dear Mr. Andreson:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief